UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

INTEGRITY APPLICATIONS, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-54785	98-0668934
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. employer identification number)

19 Ha'Yahalomim Street P.O. Box 12163 Ashdod, Israel	L3 7760049
(Address of principal executive offices)	(Zip Code)

Eran Hertz, Chief Financial Officer
972 (8) 675-7878
(Name and Telephone Number, Including Area Code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD of Integrity Applications, Inc. (the “Company” or “Integrity”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period January 1, 2015 to December 31, 2015.

Integrity is a medical device company focused on the design, development and commercialization of non-invasive glucose monitoring devices for use by people with diabetes. We have developed a non-invasive blood glucose monitor, the GlucoTrack® model DF-F glucose monitoring device, which is designed to help people with diabetes obtain blood glucose level readings without the pain, inconvenience, cost and difficulty of conventional (invasive) spot finger stick devices. The GlucoTrack® model DF-F utilizes a patented combination of ultrasound, electromagnetic and thermal technologies to obtain blood glucose measurements in less than one minute via a small sensor that is clipped onto one’s earlobe and connected to a small, handheld control and display unit, all without drawing blood.

Integrity does not have commercial manufacturing facilities and currently utilizes a third party manufacturer in Israel to manufacture the GlucoTrack® model DF-F. Most of the parts and materials used in the manufacturing process of the GlucoTrack® model DF-F are purchased directly by the third party manufacturer based on the Company’s discrete material requirements.  Certain critical parts are purchased directly by Integrity primarily from Israeli vendors and are then delivered to the third party manufacturer to be embedded in the manufacturing process of the GlucoTrack® model DF-F.

Integrity has concluded that conflict minerals, as defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Conflict Minerals”), are necessary to the functionality or production of the GlucoTrack® model DF-F. As a result of such conclusion, the Company conducted a reasonable country of origin inquiry designed to determine if such Conflict Minerals originated in the Democratic Republic of Congo or an adjoining country (the “Covered Countries”) or is from recycled or scrap resources.  This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Mineral may be from recycled or scrap sources. The process that the Company utilized to determine the country of origin for the Conflicts Minerals included: (1) contacting suppliers that provide component parts for the GlucoTrack® model DF-F, (2) soliciting survey responses from such relevant suppliers using the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition – Global eSustainability Initiative (EICC/GeSI), (3) reviewing conflict mineral declarations posted on the websites of certain of those suppliers, including those who did not respond to our survey request; (4) assessing the responses from the relevant suppliers, and (5) conducting follow-up with the relevant suppliers, if necessary, due to the responses.

Based on the above referenced reasonable country of origin inquiry and other due diligence described herein (including with respect to the use of Conflict Minerals that are necessary to the functionality or production of the GlucoTrack® model DF-F), the Company determined that the Conflicts Minerals that are necessary to the functionality or production of the GlucoTrack® model DF-F were derived from recycled or scrap sources.

A copy of this Specialized Disclosure Report on Form SD is available on Integrity’s website at www.integrity-app.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Integrity Applications, Inc.

May 31, 2016	By:	/s/ Eran Hertz
Eran Hertz Chief Financial Officer